SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SUNSTONE HOTEL PARTNERSHIP, LLC

(Name of Subject Company (Issuer))

SUNSTONE HOTEL INVESTORS, INC.

(Name of Filing Person (Guarantor))

4.60% Exchangeable Senior Notes due 2027

(Title of Class of Securities)

86801F AA4

(CUSIP Number of Class of Securities)

Kenneth E. Cruse

Sunstone Hotel Investors, Inc.

President and Chief Executive Officer

120 Vantis, Suite 350

Aliso Viejo, CA 92656

(949) 330-4000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Steven B. Stokdyk, Esq.

Latham & Watkins LLP

355 South Grand Avenue

Los Angeles, CA 90071

(213) 485-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$58,000,000	$7,911.20

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 4.60% Exchangeable Senior Notes due 2027 (the “Notes”), as described herein, is 100% of the principal amount of the Notes. As of December 14, 2012, there was $58,000,000 aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $58,000,000.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, and equals $136.40 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,911.20	Filing Party: Sunstone Hotel Partnership, LLC and Sunstone Hotel Investors, Inc.
Form or Registration No.: Schedule TO	Date Filed: December 17, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) originally filed with the Securities and Exchange Commission on December 17, 2012 by Sunstone Hotel Partnership, LLC, a Delaware limited liability company (the “Company”), and Sunstone Hotel Investors, Inc., a Maryland corporation and parent of the Company, with respect to the right of each holder (the “Holder”) of the Company’s 4.60% Exchangeable Senior Notes due 2027 (the “Notes”) to sell and the obligation of the Company to purchase the Notes, as set forth in the Company’s Issuer Repurchase Notice to Holders of 4.60% Exchangeable Senior Notes due 2027, dated December 17, 2012, filed as an exhibit to the Schedule TO (as amended or supplemented from time to time, the “Put Option”). This Amendment No. 1 constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

The Put Option expired at midnight, New York City time, on January 15, 2013. Based on final information provided to the Company by Wells Fargo Bank, National Association, the trustee and paying agent, $42,000,000 aggregate principal amount of Notes was validly tendered and accepted for purchase in the Put Option. After giving effect to the purchase of the tendered Notes pursuant to the Put Option, an aggregate principal amount of $16,000,000 of the Notes remains outstanding. The aggregate consideration for all of the Notes tendered for purchase pursuant to the Put Option was $42,000,000. The Company will pay for all of the Notes purchased pursuant to the Put Option with available cash.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)*	Issuer Repurchase Notice to Holders of 4.60% Exchangeable Senior Notes due 2027, dated December 17, 2012, including form of Repurchase Notice and form of Withdrawal Notice.

(a)(1)(B)*	IRS Form W-9.

(a)(5)(A)*	Press release dated December 17, 2012.

(d)(1)	Indenture, dated June 18, 2007, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee.(1)

(d)(2)	First Supplemental Indenture, dated June 18, 2007, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee, including the form of 4.60% Exchangeable Senior Notes due 2027.(2)

(d)(3)	Second Supplemental Indenture, dated June 27, 2007, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee.(3)

(d)(4)	Third Supplemental Indenture, dated July 29, 2008, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee.(4)

(d)(5)	Fourth Supplemental Indenture, dated May 20, 2009, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee.(5)

(d)(6)	Registration Rights Agreement, dated June 18, 2007, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc. and Bear, Stearns & Co. Inc., Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC.(6)

(d)(7)	Registration Rights Agreement, dated June 27, 2007, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc. and Bear, Stearns & Co. Inc., Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC.(7)

(g)	None.

(h)	None.

*	Previously filed.
(1)	Incorporated herein by reference to Exhibit 4.1 to Sunstone Hotel Investors, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2007.
(2)	Incorporated herein by reference to Exhibit 4.2 to Sunstone Hotel Investors, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2007.
(3)	Incorporated herein by reference to Exhibit 4.3 to Sunstone Hotel Investors, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2007.
(4)	Incorporated herein by reference to Exhibit 4.1 to Sunstone Hotel Investors, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2009.
(5)	Incorporated herein by reference to Exhibit 4.1 to Sunstone Hotel Investors, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 22, 2009.
(6)	Incorporated herein by reference to Exhibit (d)(6) to Sunstone Hotel Partnership, LLC’s Schedule TO-I filed with the Securities and Exchange Commission on April 17, 2009.
(7)	Incorporated herein by reference to Exhibit (d)(7) to Sunstone Hotel Partnership, LLC’s Schedule TO-I filed with the Securities and Exchange Commission on April 17, 2009.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 17, 2013	SUNSTONE HOTEL PARTNERSHIP, LLC By: SUNSTONE HOTEL INVESTORS, INC., its Managing Member

	By:	/s/ John V. Arabia
Name: John V. Arabia
Title: Principal Financial Officer

SUNSTONE HOTEL INVESTORS, INC.

	By:	/s/ John V. Arabia
Name: John V. Arabia
Title: Principal Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)*	Issuer Repurchase Notice to Holders of 4.60% Exchangeable Senior Notes due 2027, dated December 17, 2012, including form of Repurchase Notice and form of Withdrawal Notice.

(a)(1)(B)*	IRS Form W-9.

(a)(5)(A)*	Press release dated December 17, 2012.

(d)(1)	Indenture, dated June 18, 2007, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee.(1)

(d)(2)	First Supplemental Indenture, dated June 18, 2007, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee, including the form of 4.60% Exchangeable Senior Notes due 2027.(2)

(d)(3)	Second Supplemental Indenture, dated June 27, 2007, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee.(3)

(d)(4)	Third Supplemental Indenture, dated July 29, 2008, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee.(4)

(d)(5)	Fourth Supplemental Indenture, dated May 20, 2009, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee.(5)

(d)(6)	Registration Rights Agreement, dated June 18, 2007, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc. and Bear, Stearns & Co. Inc., Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC.(6)

(d)(7)	Registration Rights Agreement, dated June 27, 2007, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc. and Bear, Stearns & Co. Inc., Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC.(7)

(g)	None.

(h)	None.

*	Previously filed.
(1)	Incorporated herein by reference to Exhibit 4.1 to Sunstone Hotel Investors, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2007.
(2)	Incorporated herein by reference to Exhibit 4.2 to Sunstone Hotel Investors, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2007.
(3)	Incorporated herein by reference to Exhibit 4.3 to Sunstone Hotel Investors, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2007.
(4)	Incorporated herein by reference to Exhibit 4.1 to Sunstone Hotel Investors, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2009.
(5)	Incorporated herein by reference to Exhibit 4.1 to Sunstone Hotel Investors, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 22, 2009.

(6)	Incorporated herein by reference to Exhibit (d)(6) to Sunstone Hotel Partnership, LLC’s Schedule TO-I filed with the Securities and Exchange Commission on April 17, 2009.
(7)	Incorporated herein by reference to Exhibit (d)(7) to Sunstone Hotel Partnership, LLC’s Schedule TO-I filed with the Securities and Exchange Commission on April 17, 2009.